Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of NextGlass Technologies Corporation

We consent to the inclusion in the foregoing Form S-1/A of NextGlass Technologies Corporation (the “Company”) of our report dated April 8, 2016 relating to our audit of the balance sheet of NextGlass Technologies Corporation (the “Company”) as of December 31, 2015 and the related statements of operations, stockholders’ deficit and cash flows for the period from January 12, 2015 (inception) through December 31, 2015. The financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no revenues and income since inception. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Anton & Chia, LLP

Newport Beach, California

July 8, 2016